As Filed With the Securities and Exchange Commission on December 22, 2016
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)
4813
(Primary Standard Industrial Classification Code Number)
58-2342021
(I.R.S. Employer Identification No.)
420 Lexington Avenue, Suite 1718
New York, NY 10170
(212) 201-2400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Gordon Hutchins, Jr.
President and Chief Operating Officer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, New York 10170
Telephone: (212) 201-2400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

Steven I. Weinberger, Esq.
Steven I. Weinberger, P.A.
1200 N. Federal Highway, Suite 200
Boca Raton, Florida 33432
Telephone: (561) 210-8516
Facsimile: (888) 825-6417

As soon as possible following the effective date of the registration statement
(Approximate Date of Commencement of Proposed Sale to the Public)
If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

_
Title of each class of securities to be registered	Amount to be Registered (1)	Proposed maximum aggregate offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, par value $.01 per share (3)	2,431,091	$1.42	$3,452,149	$400.10
_______________

(1)
Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such additional number of shares as may be issuable as a result of stock splits, dividends, reclassifications and similar adjustment provisions applicable to the securities being registered.

(2)
Estimated solely for the purpose of calculating the registration fee.

(3)
Consists of shares of outstanding common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated December 22, 2016

Preliminary Prospectus

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

2,431,091 Shares of Common Stock

This prospectus covers the resale of an aggregate of 2,431,091 shares of issued and outstanding common stock of Fusion Telecommunications International, Inc. which may be offered from time to time by certain selling stockholders identified elsewhere in this prospectus.

We are registering these shares of common stock for resale by the selling stockholders named in this prospectus, or their respective successors and permitted assigns. We will not receive any proceeds from the sale of these shares by the selling stockholders. These shares are being registered to permit the selling stockholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of sale. The selling stockholders may sell these shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described elsewhere in this prospectus under the caption “Plan of Distribution.”

Our common stock is currently quoted on The Nasdaq Capital Market and trades under the symbol “FSNN.” On December 16, 2016, the closing bid price for our common stock on The Nasdaq Capital Market was $1.42 per share.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning at page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December __, 2016.

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information about us that may be important to you and that you should consider in making your investment decision. To understand this offering fully, you should read this summary together with the additional detailed information included elsewhere in this prospectus, or incorporated by reference into this prospectus, including the financial statements and related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

As more fully described elsewhere in this prospectus, we have incorporated certain reports and other information we previously filed with the Securities and Exchange Commission (“SEC”) into this prospectus. To the extent that this prospectus includes information as of a later date than the information incorporated by reference, the information in this prospectus shall update and supersede such previous filed information.

Our Company
Fusion Telecommunications International, Inc. (“Fusion,” “we,” “us” or the “Company”) offers a comprehensive suite of cloud communications, cloud connectivity, and managed cloud-based applications solutions to small, medium and large businesses, and domestic and international voice services to communications carriers worldwide.  Our advanced, proprietary cloud services platform enables the integration of leading edge solutions in the cloud, increasing customer collaboration and productivity by seamlessly connecting employees, partners, customers and vendors.  We currently operate in two business segments; Business Services and Carrier Services.

In the Business Services segment, Fusion is focused on becoming our business customers’ single source for leveraging the increasing power of the cloud, providing a robust package of what we believe to be the essential services that form the foundation for their successful migration to, and efficient use of, the cloud. Our core Business Services products and services include cloud voice and unified communications as a service (“UCaaS”), improving communications and collaboration on virtually any device, virtually anywhere, and cloud connectivity services, securely and reliably connecting customers to the cloud with managed network solutions that are designed to increase quality and optimize network efficiency. Our cloud computing and infrastructure as a service (“IaaS”) solutions are designed to provide our business customers with a platform on which additional cloud services can be layered. Complemented by software as a service (“SaaS”) solutions such as security and business continuity, our advanced cloud offerings including private and hybrid cloud, storage, backup and recovery, and secure file sharing allow our customers to experience the increased efficiencies and agility delivered by the cloud. Fusion’s cloud-based services are flexible, scalable and rapidly deployed, reducing our customers’ cost of ownership while increasing their productivity.

Through our Carrier Services segment, Fusion has agreements with more than 370 carrier customers and vendors, and sells its voice services to other communications service providers throughout the world. Customers include U.S.-based carriers sending voice traffic to international destinations, and foreign carriers sending voice traffic to the U.S. and internationally. We also purchase domestic and international voice services from many of our Carrier Services customers. Our carrier-grade network, advanced switching platform and interconnections with global carriers on six continents also reduce the cost of global voice traffic, thereby increasing profitability and expanding service delivery capabilities for our Business Services segment.

As a result of the acquisition of seven cloud services business during the past four years, Fusion has gone through a significant transformation and has expanded its business customer base, increased its distribution network and added a significant number of network facilities and points of presence expanding its geographic reach.

Recent Events
On November 14, 2106, we completed the acquisition of Apptix, Inc., a company engaged in providing managed and hosted business communication, collaboration, compliance and security, and infrastructure solutions to mid-market and enterprise customers and blue-chip channel partners (“Apptix”), for a purchase price of $28 million.

Contemporaneous with our acquisition of Apptix, we replaced our existing $40 million credit facility from Opus Bank with a $70 million credit facility from East West Bank and other lenders including Opus Bank. We used a portion of that new credit facility to fund our acquisition of Apptix.

On November 16, 2016, we completed the sale and issuance of 2,431,091 shares of our common stock for a purchase price of approximately $2,795,754 or $1.15 per share to 22 accredited investors. The resale of those shares is covered by the registration statement of which this prospectus forms a part.
Common Stock

Number Outstanding Prior
to Offering:
At December 1, 2016, 20,511,637 shares of our common stock are outstanding, without giving effect to the issuance of (a) 2,946,948 shares in the event of exercise of outstanding common stock purchase warrants exercisable at prices ranging from $4.25 to $10.15 per share, (b) 1,157,512 shares in the event of exercise of outstanding options at a weighted average price of $3.73 per share, and (c) 2,656,547 shares issuable upon conversion of outstanding preferred stock.

Number Outstanding Subsequent
to Offering:
Assuming the issuance of no additional shares, resale of the shares offered hereby will have no effect on the number of shares of common stock outstanding immediately following this offering.

Trading Symbol (NASDAQ):
FSNN

FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus supplement, the accompanying prospectus and the documents we have filed with the SEC that are incorporated herein and therein by reference contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “may,” “expect,” “would,” “could,” “anticipate,” “intend,” “plan,” “estimate”, “predict”, “continue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Please see the discussion of risks and uncertainties under “Risk Factors” below, and contained in our most recent annual report on Form 10-K, as may be revised or supplemented by our subsequent quarterly reports on Form 10-Q, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus supplement, the accompanying prospectus or in any document incorporated herein or therein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the respective dates of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference in this prospectus supplement or the accompanying prospectus. We expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

RISK FACTORS

An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and documents incorporated by reference into this prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. As a result, the trading price of our common stock could decline. This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Risks Related to our Business

Failure to comply with the financial and other covenants contained in our senior debt facilities is an event of default under these agreements.

Our acquisitions of various Fidelity companies (collectively, “Fidelity”), Network Billing Systems, LLC (“NBS”), PingTone Communications, Inc. (“PingTone”) and Apptix and of the assets of RootAxcess, Technology For Business (“TFB”) and Broadvox were financed primarily through the issuance of debt in the aggregate principal amount of $121.0 million. All assets of Fusion and its subsidiaries are pledged as collateral under its senior debt facilities. The terms of these senior debt facilities contain a number of affirmative and negative covenants, including but not limited to, restrictions on paying off subordinate indebtedness, incurring additional indebtedness, making capital expenditures, paying dividends and cash distributions by subsidiaries.  Under these senior facilities, we are also required to comply with various financial covenants, including leverage ratio, fixed charge coverage ratio and minimum levels of earnings before interest, taxes, depreciation and amortization, or EBITDA.

The Company has, from time to time, failed to meet certain of the financial covenants under the loan agreements with its senior lenders. Failure to comply with any of the restrictive or financial covenants set forth in these facilities could result in an event of default and accelerated demand for repayment of our outstanding debt. Had the Company not obtained waivers and amendments to its loan agreements, the senior lenders could have declared the Company to be in default of its obligations under the loan agreements. We do not have the financial resources to repay that debt if it is accelerated. There is no assurance that we will remain in compliance with our financial covenants under our loan agreements, or that our lenders will grant waivers for any defaults that may occur in the future.

We have a history of operating losses, and net losses. There can be no assurance that we will ever achieve profitability or have sufficient funds to execute our business strategy.

At December 31, 2015 and 2014, we had working capital of $1.7 million and $2.1 million, respectively, and stockholders’ equity of $14.5 million and $13.3 million, respectively.   In addition, at December 31, 2015 and 2014, we incurred net losses applicable to common stockholders of $9.8 million and $4.3 million, respectively. At September 30, 2016, we had a working capital deficit of $3.2 million and stockholders’ equity of $7.0 million; and for the nine months ended September 30, 2016 we incurred net losses applicable to common stockholders of $10.5 million. Our cash flows from operations for the year ended December 31, 2015 were not sufficient to support our capital expenditure requirements and other obligations in 2015.  We may not be able to generate profits in the future and may not be able to support our operations or otherwise establish a return on invested capital.  In addition, we may not have sufficient funds to execute our business strategy, requiring us to raise additional funds from the equity markets or other sources, resulting in further dilution to our equity holders.  These losses, among other things, have had and may continue to have an adverse effect on our working capital, total assets and stockholders’ equity.

Our recent acquisitions do not provide assurance that the acquired operations will be accretive to our earnings or otherwise improve our results of operations.

Acquisitions, such as our recent acquisitions of Fidelity and Apptix, and our acquisition of assets and customers from RootAxcess and TFB, as well as our previously completed acquisitions, involve the integration of previously separate businesses into a common enterprise in which it is envisioned that synergistic operations and economies of scale will result in improved financial performance. However, realization of these desired results are subject to numerous risks and uncertainties, including but not limited to:

●	diversion of management time and attention from daily operations;
●	difficulties integrating the acquired business, technologies and personnel into our business;
●	potential loss of key employees, key contractual relationships or key customers of the acquired businesses; and
●	in the case of a stock acquisition, exposure to unforeseen liabilities.

Notwithstanding consummation of our acquisitions of NBS, PingTone, Fidelity and Apptix and the assets of RootAxcess, TFB and Broadvox, there is no assurance that these acquisitions will be or will continue to be accretive to our earnings or otherwise improve our results of operations.

If we are unable to successfully manage the integration of our acquisitions, we may not benefit from our acquisition strategy.

As part of our growth strategy, we seek to supplement internal growth with targeted acquisitions.  We may not be successful in integrating newly acquired companies into our day-to-day operations for a number of reasons, including if we are unable to (a) retain the skilled managerial, technical, and sales personnel of acquired companies; (b) retain the customers of acquired companies; (c) integrate the services offered by acquired companies with our existing services to achieve a single package of service offerings; (d) establish and maintain uniform standards, controls, policies and procedures throughout our acquired companies; or (e) devote the management time required to successfully integrate acquired businesses.

The cloud services industry is highly competitive and we may be unable to compete effectively.

The cloud services industry is highly competitive, rapidly evolving and subject to constant technological change.   In addition, many of our current cloud services competitors are significantly larger and have substantially greater market presence; greater financial, technical, operational and marketing resources; and more experience.  In the event that such a competitor expends significant sales and marketing resources in one or several markets where we compete with them, we may not be able to compete successfully in those markets.  We also believe that competition will continue to increase, placing downward pressure on prices.  Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with the price reductions of our competitors.  In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide the same or similar services offered or proposed to be offered by us.  If our competitors were to provide better and more cost effective services than ours, we may not be able to increase our revenues or capture any significant market share.

 Our business is capital intensive, and we do not currently generate sufficient revenues to offset our operating expenses.  If we are unable to obtain additional funding if and when required, we may have to significantly curtail or possibly terminate some of our operations.

We may require future capital in order to continue to fund our operating expenses and to otherwise execute our business plan and growth strategy.  If we are unable to obtain the required funding or generate revenue sufficient to sustain our operations, we could be forced to significantly curtail or suspend our operations, including laying-off employees, selling assets and other measures. Additional capital may not be available to us when needed or on terms that are acceptable to us, or at all.

We have historically funded our working capital requirements through the sale of common stock or preferred stock of Fusion.  The sale of equity securities to fund operations is dilutive to our existing stockholders.  The terms of our debt facilities may limit our ability to utilize cash flows generated from our Business Services segment to fund the Company’s other operations, including corporate overhead expenses.  In the event we are unable to substantially increase our revenues to fund our operating expenses, we may be required to continue to fund operations through additional sales of Fusion equity securities.  In the past, limited cash resources restricted our Carrier Services segment’s ability to purchase termination capacity on shorter payment terms than the terms under which it is able to sell to our customers.  Should this trend continue, it could limit our ability to grow our revenues and/or margins, or limit our ability to achieve our revenue and/or margin targets in this services segment.

If we are unable to manage our growth or implement our expansion strategy, we may increase our costs without increasing our revenues.

We may not be able to expand our product offerings, customer base and markets, or implement the other features of our business strategy at the rate, or to the extent, presently planned.  Our projected growth will place a significant strain on our administrative, operational, and financial resources and may increase our costs.  If we are unable to successfully manage our future growth, continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, we may not be able to maximize revenues or achieve profitability.

Our Carrier Services revenue performance is subject to both internal and external influences, which have negatively impacted our revenues and may continue to do so in the future.

During the past several years, revenue derived from our Carrier Services segment was negatively impacted by seasonal and economic market fluctuations, and a general decline in the overall market for international communications as a result of current economic conditions. Our Carrier Services segment was also adversely affected in 2014 by network capacity limitations and issues encountered with the deployment of a new switch.

Our ability to grow our business is dependent upon market developments and traffic patterns, which may lead us to make expenditures that do not result in increased revenues.

Our purchase of network equipment and software will be based in part upon our expectations concerning future revenue growth and market developments.  As we expand our network, we will be required to make significant capital expenditures, including the purchase of additional network equipment and software.  To a lesser extent, our fixed costs will also increase from the ownership and maintenance of a greater amount of network equipment including our switching systems, gateways, routers and other related systems.  If our traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly.

Changes in technology and service offerings could affect the ability of our Business Services segment to compete in the marketplace for cloud communications services.

Our Business Services segment is subject to rapid and significant changes in technology, particularly in the emerging areas of cloud voice, cloud connectivity, cloud storage and cloud computing.  Our industry has evolved significantly in these areas over the past few years, and is expected to continue to evolve.  Emerging technologies could lead to the development of newer, more convenient, more cost-effective or otherwise more attractive services.  In addition, the preferences and requirements of business customers are changing rapidly.  Our ability to retain current customers and attract new customers may be highly dependent on whether we choose the technologies that will ultimately have the greatest customer acceptance, are able to adopt these new technologies and offer competitive new services when appropriate, or can compete successfully against other service providers that use these new technologies, many of whom are larger or possess greater financial or technical resources than we do.  The development, introduction and marketing of such new services in response to new technologies or new customer demands may require us to increase our capital expenditures significantly.  In addition, new technologies may be protected by patents or other intellectual property laws and therefore may only be available to our competitors and not to us.

Some of our services are dependent upon multiple service platforms, network elements, and back-office systems that are reliant on third party providers.

We have deployed back-office systems and services platforms that enable us to offer our customers a wide-array of services and features. Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, invoice customers, provision client orders, and achieve operating efficiencies.  Some of these systems are dependent upon license agreements with third party vendors.  These third party vendors may cancel or refuse to renew some of these agreements, and the cancellation or non-renewal of these agreements may harm our ability to invoice customers and provide services efficiently.

Our business could be materially and adversely affected in the event of accusations of infringement of third-party intellectual rights.

There has been substantial litigation in the areas in which we operate regarding intellectual property rights. Regardless of the merits, accusations and lawsuits concerning claims of infringement or misuse of another party’s proprietary rights may negatively affect customer relationships, may divert management’s attention away from other aspects of our operations and, upon resolution may have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material.  We could also be prohibited from selling certain services or required to redesign certain services, each of which could have a material adverse effect on our business and results of operations.  These and other outcomes may result in the loss of a substantial number of existing customers or prevent our acquisition of new customers; cause us to pay license fees for intellectual property we are found to have infringed; cause our costs to increase; materially and adversely affect our brand in the marketplace and cause a substantial loss of good will; and cause us to cease certain services or offering certain features.

We rely upon certain proprietary rights in our technology, systems and business processes.  If our protection of these rights were to be compromised, it could negatively affect our ability to compete or to achieve our projected business and financial results.

Our ability to compete depends, in part, upon our proprietary rights in our technology, systems and business processes.  In general, our technology is based on the integration and use of publicly available hardware components, and is therefore afforded little protection under existing patent law.  Some of our software and systems, while developed by us, are generally not unique in such a manner as to allow protection under existing patent law.  As a result, we generally rely on a combination of contractual restrictions and the general protection afforded by copyright, trademark and trade secret laws to establish and protect our proprietary rights.  Such limited protection could prove insufficient to protect our proprietary rights and thereby subject us to increased competition or impact the business or financial results of our operations.

It is the Company’s policy to require employees, consultants and, when warranted, certain customers and vendors to execute confidentiality agreements with us.  These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except under certain specific circumstances.  If such arrangements were to prove ineffective in protecting our confidential information, our business or financial performance could be negatively impacted.

The U.S. Patent and Trademark Office has granted the Company federal registration for eight trademarks, and Federal registration of those trademarks will be effective for as long as we continue to use them and renew their registrations.  We are also planning to register additional trademarks and other intellectual property rights, although there can be no assurance that our effort to register these trademarks will be successful.  Fusion generally does not register any of its copyrights with the U.S. Copyright Office, but relies on the protection afforded to such copyrights by the U.S. Copyright Act, which provides protection to authors of original works whether published or unpublished and whether registered or unregistered.

Breaches in our network security systems may hurt our ability to deliver services and our reputation and result in liability.

We could lose clients or expose ourselves to liability if there are any breaches to our network security systems that jeopardize or result in the loss of confidential information stored in our computer systems.  Since our inception, we have experienced two known breaches of network security, which resulted in a temporary failure of certain network operations, but did not result in the loss of any confidential customer information or material financial losses. However, a future network security breach could harm our ability to deliver certain services, damage our reputation or subject us to liability.

Our revenue growth is dependent upon our ability to build new distribution relationships and to bring on new customers.

Our ability to grow through efficient and cost effective deployment of our cloud services is, in part, dependent upon our ability to identify and contract with local, regional and national entities that will assist in the distribution of our products and services.  If we are unable to identify, contract or maintain such distribution relationships, or if the efforts of these agents are not successful, we may not grow the customer base or achieve the revenues currently envisioned and our results of operations will be adversely impacted.

We are dependent upon our ability to obtain the necessary regulatory approvals and licenses to enter new domestic and international markets in which such approvals are required.  Such approvals may or may not occur as planned and could be delayed.

Our entry into new domestic and international markets may, in certain cases, rely upon our ability to obtain licenses or other approvals to operate in those markets, our ability to establish good working relationships with the relevant regulatory authorities in those jurisdictions or our ability to interconnect to the local telephone networks in those markets.  If we are not able to obtain the necessary licenses, approvals or interconnections, our ability to enter into new markets may be delayed or prevented.

Industry consolidation could make it more difficult for us to compete.

Companies offering cloud voice, UCaaS, cloud connectivity, SaaS, IaaS and other cloud services are, in some circumstances, consolidating.  We may not be able to compete successfully with businesses that have combined, or will combine, to produce companies with substantially greater financial, technical, sales and marketing resources, or with larger client bases, more extended networks or more established relationships with vendors and distributors.  If we were to experience such heightened competitive pressures, there is a risk that our revenues may not grow as expected and the value of our equity securities could decline.

Our ability to provide services is often dependent on our suppliers and other service providers who may not prove to be effective.

A majority of the voice calls made by our customers are connected through other communication carriers, which provide us with transmission capacity through a variety of arrangements.  Our ability to terminate voice traffic in our targeted markets is an essential component of our ongoing operations. If we do not secure or maintain operating and termination arrangements, our ability to increase services to our existing markets and gain entry into new markets, will be limited.  Therefore, our ability to maintain and expand our business is dependent, in part, upon our ability to maintain satisfactory relationships with other domestic carriers, Internet service providers, international carriers, fiber optic cable providers and other service providers, many of which are our competitors, and upon our ability to obtain their services on a cost effective basis.  In addition, if a carrier with whom we interconnect does not carry the traffic routed to it, or does not provide the required capacity, we may be forced to route our traffic to, or buy capacity from, a different carrier on less advantageous terms, which could reduce our profit margins or degrade our network service quality.  In the event network service quality is degraded, it may result in a loss of customers.  To the extent that any of these carriers with whom we interconnect raise their rates, change their pricing structure or reduce the amount of capacity they make available to us, our revenues and profitability may be adversely affected.

We rely on third party equipment suppliers who may not be able to provide us the equipment necessary to deliver the services that we seek to provide.

We are dependent on third party equipment suppliers for equipment, software and hardware components, including Cisco, BroadSoft, Acme Packet and Sonus. If these suppliers fail to continue product development and research and development or fail to deliver quality products or support services on a timely basis, or if we are unable to develop alternative sources of supply if and as required, it could result in an inability to deliver the services that we currently provide or intend to provide, and our financial condition and results of operations may be adversely affected.

Our Carrier Services business relies on the cooperation of other international carriers and incumbent service providers, who may not always cooperate with us in our attempts to serve a specific country or market.

In some cases, the growth of our Carrier Services requires the cooperation of other international carriers and/or the incumbent service provider in order to provide services to or from specific countries or markets.  In the event the incumbent, or another in-country international carrier, does not cooperate with us or support us in our efforts to serve that country, our ability to provide service to or from that country could be delayed, or the costs to provide service might increase due to our being forced to use another more expensive carrier. If we are unable to develop and maintain successful relationships with other international carriers and incumbent operators, our ability to cost-effectively service an important market could be adversely affected.

Because we do business on an international level, we are subject to an increased risk of tariffs, sanctions and other uncertainties that could hurt our revenues.

There are certain risks inherent in doing business internationally, especially in emerging markets, such as unexpected changes in regulatory requirements, the imposition of tariffs or sanctions, licenses, customs, duties, other trade barriers, political risks, currency devaluations, high inflation, corporate law requirements and civil unrest.  Many of the economies of these emerging markets we seek to enter are weak and volatile.  We may not be able to mitigate the effect of inflation on our operations in these countries by price increases, even over the long-term.  Also, deregulation of the communications markets in developing countries may or may not continue.  Incumbent service providers, trade unions and others may resist legislation directed toward deregulation and may resist allowing us to interconnect to their networks.  The legal systems in emerging markets also frequently have insufficient experience with commercial transactions between private parties, therefore we may not be able to protect or enforce our rights in some emerging market countries.  Governments and regulations may change, thus impacting the availability of new licenses or the cancellation or suspension of existing operating licenses.  The instability of the laws and regulations applicable to our businesses, as well as their interpretation and enforcement, could materially impact our business in those countries and adversely affect our financial condition or results of operations.

The regulatory treatment of VoIP outside the United States varies from country to country.  Some countries are considering subjecting VoIP services to the regulations applied to traditional telephone companies and they could assert that we are required to register as a telecommunications carrier in that country or impose other more onerous regulations.  In such cases, our failure to register could subject us to fines, penalties or forfeiture of our right to do business in that country.  Regulatory developments such as these could have a material adverse effect on our ability to grow our international operations.

Additional taxation and government regulation of the cloud communications industry may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

As a result of changes in regulatory policy, we could be forced to pay additional taxes on the products and services we provide. We structure our operations and our pricing based on assumptions about various domestic and international tax laws, tax treaties and other relevant laws.  Taxation authorities or other regulatory authorities might not reach the same conclusions about taxation that we have reached in formulating our assumptions.  We could suffer adverse tax and other financial consequences if our assumptions about these matters are incorrect or the relevant laws are changed or modified. In the U.S., our products and services are subject to varying degrees of federal, state and local regulation, including regulation by the FCC and various state public utility commissions. We could also be subject to similar regulation by foreign governments and their telecommunications and/or regulatory agencies.  While these regulatory agencies grant us the authority to operate our business, they typically exercise minimal control over our services and pricing.  However, they do require the filing of various reports, compliance with public safety and consumer protection standards, and the payment of certain regulatory fees and assessments.

We cannot assure you that applicable U.S. and foreign regulatory agencies will grant us the required authority to operate, will allow us to maintain existing authority so we can continue to operate or that such agencies will refrain from taking action against us if we are found to have provided services without obtaining the necessary authority.  Similarly, if our pricing and/or terms and conditions of service are not properly filed or updated with the applicable agencies, or if we are otherwise not fully compliant with the rules of the various regulatory agencies, regulators or other third parties could challenge our actions and we could be subject to forfeiture of our authority to provide service, or to penalties, fines, fees or other costs. From time to time in the past, we have been delinquent in certain filing, reporting and payment obligations including, to the FCC and the USAC.

We also hold various state licenses authorizing us to provide intrastate services to our carrier and end-user customers, and we comply with state reporting, fee payment, tariffing, and other obligations with respect to these services.  However, in several states where we provide de minimus intrastate services we may not have fully complied with applicable licensing requirements. Should we fail at any time to hold the licenses required to provide our intrastate services, we could be subject to fines or other penalties.

In addition to new regulations being adopted, existing laws could be applied to the Internet, which could hinder our growth.

New and existing laws may cover issues that include: sales and other taxes; user privacy; pricing controls; characteristics and quality of products and services; consumer protection; cross-border commerce; copyright, trademark and patent infringement; and other claims based on the nature and content of Internet materials.  Changes to existing regulations or the adoption of new regulations could delay growth in demand for our products and services and limit the growth of our revenue.

The effects of natural disasters such as Hurricane Sandy or other events over which we have no control could significantly disrupt our operations and could have a material adverse impact on our business.

Our Carrier Services operations were negatively impacted by Hurricane Sandy in the Northeast region of the United States in late October of 2012.  The severe weather conditions directly affected the ability of many of our carrier customers and vendors to connect to us.  As a result, we did not generate the same levels of revenues and gross profit that we believe we would have generated absent these abnormal conditions.  Any future disruptions to the operation of our network, including acts of war, terrorism or other force majeure events, could have a material adverse impact on our liquidity, financial condition and results of operations.  Although we do carry business interruption insurance, we cannot assure you that our losses in the event of a natural disaster or other force majeure event would be completely covered by insurance.

If we do not retain our executive officers and senior management, or if we do not continue to attract and retain qualified personnel and independent sales agents, our ability to execute our business plan could be adversely affected.

Our existing executive officers and senior management have extensive experience in the communications industry, as well as many years of working together as an integrated management team directing our day-to-day operations.  As a result, we are dependent on those individuals and the loss of the services of one or more of these individuals could impair our ability to execute our strategy or achieve our business and financial objectives.

We have a written employment agreement with Matthew D. Rosen, our Chief Executive Officer.  We do not have written employment agreements with any other executive officer or member of the senior management team.

We face competition for qualified personnel, including management, technical, financial and sales personnel.  We also rely on independent sales agents to market and sell our services.  If we are unable to attract and retain experienced and motivated personnel, including independent sales agents, the growth of our business or the effectiveness of our day-to-day operations could be impacted and we may not be able to grow our customer base or to achieve our business or financial objectives.

Risks Related to our Common Stock

We are unlikely to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends on our common stock.  We intend to retain any future earnings to finance our operations and expand our business and therefore do not expect to pay any cash dividends in the foreseeable future.  Holders of our outstanding preferred stock are entitled to receive dividends prior to the payment of any dividends on our common stock. The payment of dividends is also subject to provisions of Delaware law prohibiting the payment of dividends except out of surplus and certain other limitations, as well as the provisions contained in our credit facilities.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock has fluctuated substantially and will likely continue to fluctuate due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in our industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets and other developments affecting our competitors or us.  In addition, the stock market is subject to extreme price and volume fluctuations.  This volatility has had a significant effect on the market price of our common stock and securities issued by many other companies for reasons unrelated to operating performance.

In addition, the market price of our common stock may continue to fluctuate significantly in response to a number of other factors, many of which are beyond our control including, but not limited to, the following:

●	our ability to obtain analyst coverage;
●	changes in recommendations or estimates of our financial performance by analysts;
●	changes in the market valuations of companies similar to us;
●	announcements by us or our competitors of significant contracts, new offerings, acquisitions, commercial relationships, joint ventures, or capital commitments; and
●	failure to meet analysts’ expectations regarding financial performance.

Furthermore, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which, in turn, could harm our business.

Our common stock may become subject to the “penny stock” rules of the SEC, which will make transactions in our shares cumbersome and may reduce the value of an investment in our shares.

For so long as the trading price of our common stock is less than $5.00 per share, our common stock may be considered a "penny stock," and in such event trading in our common stock would be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements.  The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks.  These requirements severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities.  In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

To date, we have not been considered a “penny stock” due to an exemption from Rule 15g-9 for companies with average annual audited revenues for the prior three years of in excess of $6,000,000 per year. However, should the exclusions from the definition of a “penny stock” change, or should our annual revenues fall dramatically, we may become subject to rules applicable to “penny stocks” and the market for our shares may be adversely affected.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification rights in favor of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to the Company and its stockholders to the maximum extent permitted by Delaware corporate law.  Our by-laws also require us to indemnify our directors to the maximum extent permitted by Delaware corporate law.  We may also have contractual indemnification obligations under our agreements with our directors, officers and employees.  These indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup.  These provisions and resultant costs could also discourage the Company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and its stockholders.

Our use of equity to fund operations is dilutive to existing stockholders and, depending upon the market price for our shares at the time of issuance, we may be required to issue shares at depressed prices.

Historically, we have funded a vast majority of our working capital requirements through the sale of our equity securities.  The use of our equity to fund operations is dilutive to our existing securities holders.  Unless we are able to generate substantial revenues to fund our operating expenses, we may be required to continue to fund operations through the sale of additional equity.  Moreover, the dilutive effect on our stockholders caused by the issuance of new equity shares is directly impacted by the market price for our shares at the time of issuance.  If we are required to issue shares at a time when the market price for our equity securities is depressed, we will need to issue more shares than if the market price was higher, and the dilutive effect on our stockholders would be greater.

The issuance of our common stock upon the exercise of options or warrants or the conversion of outstanding convertible securities may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

As of December 1, 2016, there were 20,511,637 shares of common stock issued and outstanding and 4,090,520 shares reserved for issuance upon conversion of outstanding preferred stock, the exercise of outstanding warrants and shares reserved for the exercise of outstanding stock options.  The issuance of our common shares upon the exercise of stock options or warrants, or conversion of preferred stock, will increase the number of our publicly traded shares, which could depress the market price of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the price of our common stock.  Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our shares.  By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our shares.

We could use preferred stock to fund operations or resist takeovers, and the issuance of preferred stock may cause additional dilution.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, of which 5,045 shares of Series A-1, A-2 and A-4 preferred stock are currently issued and outstanding, and 12,256 shares of our Series B-2 preferred stock are currently issued and outstanding.  Our certificate of incorporation gives our board of directors the authority to issue preferred stock without any further approval of our stockholders.  We may issue additional shares of preferred stock to raise money to finance our operations.  We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

●	dividend and liquidation preferences;
●	voting rights;
●	conversion privileges;
●	redemption terms; and
●	other privileges and rights of the shares of each authorized series.

The issuance of large blocks of our preferred stock could have a dilutive effect on our existing stockholders.  It can also negatively impact our existing stockholders’ liquidation preferences.  In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management.  This could occur if we become subject to a hostile takeover that could ultimately benefit our stockholders and us.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act of 1933”) covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC, as discussed below.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying the required fee for copying. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of that site is www.sec.gov. The information on this website is not and should not be considered part of this prospectus and is not incorporated by reference in this document, other than that information specifically incorporated by reference below. This website is and is only intended to be an inactive textual reference.
The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K. The information incorporated by reference is an important part of this prospectus. The information contained in this prospectus, including information we later file with the SEC prior to the effective date of the registration statement of which this prospectus forms a part, automatically updates and supersedes the previously filed information contained in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K incorporated herein by reference and listed below.
●
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 28, 2016.
●
Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on April 29, 2016.
●
Our Currents Reports on Form 8-K and 8-K/A filed with the SEC on February 4, 2016; April 13, 2016; May 13, 2016; September 2, 2016; October 31, 2016; November 4, 2016; November 15, 2016; and November 18, 2016.
●
Our revised Definitive Revised Proxy Statement filed with the SEC on September 2, 2016.
●
Our Quarterly Reports on Form 10-Q filed with the SEC on May 16, 2016; August 11, 2016; and November 14, 2016.
We will deliver without charge a copy of all of the information incorporated by reference in this prospectus to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address and number:

Philip Turits
Secretary and Treasurer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170
Copies of our SEC filings and other information about us are also available free of charge on our website at www.fusionconnect.com. The information on our website is neither incorporated into, nor a part of, this prospectus and should not be considered in making a decision about the investment in our securities offered pursuant to this prospectus.

DESCRIPTION OF SECURITIES

General

We are currently authorized under our Certificate of Incorporation, as amended, to issue 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 1, 2016, there were:

●
20,511,637 shares of common stock issued and outstanding; and

●
an aggregate of 5,045 shares of Series A-1, A-2 and A-4 preferred stock issued and outstanding; and

●
12,256 shares of Series B-2 preferred stock issue and outstanding.

The following summary of the rights of our common stock and our preferred stock (including our Series A preferred stock and Series B preferred stock). It does not purport to be complete. For more detailed information about the terms of our capital stock, please see our amended and restated certificate of incorporation, including the certificate of designations for each of the Series A preferred stock and the Series B preferred stock, and our by-laws.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to share in all dividends that our Board, in its discretion, declares from legally available funds. Our common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions associated with our common stock. We have received full payment for all outstanding shares of our common stock and cannot require our stockholders to make any further payments on the stock. To the extent that additional shares of common stock are issued in the future, the relative interests of the then existing stockholders will be diluted. The rights, preferences and privileges of our common stock are subject to the rights, preferences and privileges of holder of our issued and outstanding preferred stock, as described below.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our Board is authorized, without further approval of our stockholders but, subject to any limitations prescribed by law, to issue up to an aggregate of 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to, or imposed upon, the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences.

The rights of the holders of our common stock and Series A and Series B preferred stock (with the prior approval of the holders of a majority of the issued and outstanding shares of Series A and Series B preferred stock) will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Our Board could authorize the issuance of shares of preferred stock with terms and conditions more favorable than our common stock, Series A preferred stock and Series B preferred stock and with rights that could adversely affect the voting power or other rights of holders of our common stock, Series A preferred stock and Series B preferred stock. Prior to the issuance of shares of each series of undesignated preferred stock, our Board is required by the Delaware corporate laws and our amended and restated certificate of incorporation to adopt resolutions and to file a certificate of designations with the Secretary of State Delaware fixing for each such series the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series. If such new series of preferred stock has rights that are senior or equal to those of the Series A preferred and Series B preferred with respect to dividends or liquidation proceeds, then the terms of such new series must be approved by holders of a majority of the issued and outstanding shares of Series A preferred and Series B preferred. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Fusion.

Series B Preferred Stock
Between December 31, 2013 and January 31, 2014 we issued an aggregate of 22,838 shares of Series B-2 Cumulative Convertible preferred stock. Each share of Series B-2 preferred stock has a stated value of $1,000; and is senior to all of our Series A preferred stock and common stock. As of December 1, 2016 there were 12,256 shares of Series B preferred stock outstanding.

Each share of Series B-2 preferred stock is convertible into shares of our common stock at a conversion price of $5.00 per share, subject to adjustment.  Subject to the other terms of the Series B-2 preferred stock, the 12,256 shares of outstanding Series B-2 preferred stock are convertible into an aggregate of 2,451,200 shares of our common stock. In conjunction with the original issuance of the Series B-2 preferred stock, we also issued warrants to purchase shares of our common stock at an exercise price of $6.25 per share, as adjusted for stock splits, combinations and reclassifications. The remaining warrants may be exercised for five (5) years from the date of issuance. A registration statement was file with, and declared effective by, the SEC registering the resale of the shares of our common stock issuable upon exercise of these warrants.

 Commencing January 1, 2016, we have the right to force the conversion of the Series B-2 preferred stock into common stock at a price of $5.00 per share; provided that the volume weighted average price of our common stock is at least $12.50 for ten (10) consecutive trading days.  In addition, shares of our Series B-2 preferred stock bear a cumulative six percent (6%) annual dividend payable quarterly in arrears from March 31, 2014, payable in cash or shares of common stock, at our option.

Series A Preferred Stock
We have issued shares of Series A preferred stock in four designated classes, as follows:
Designation	Number of Shares Authorized	Number of Shares Outstanding as December 1, 2016	Conversion Price as of December 1, 2016
A-1	3,875	2,375	$74.29
A-2	3,375	2,625	$36.92
A-3	700	0	$36.92
A-4	45	45	$35.14
Each “A” series of preferred stock has a stated value of $1,000 per share and is entitled to cumulative dividends on the outstanding stated value of the preferred stock at the rate of eight percent (8%) per annum, payable in arrears, when and if declared by our Board, in cash or, in certain instances, in shares of our common stock. Upon a liquidation of the Company, and after the payment of all amounts due to creditors and senior preferred stock holders, the holders of Series A preferred stock are entitled to a liquidation preference equal to the greater of the stated value of the preferred stock and the amount the holders would have received had they converted their Series A preferred stock into common stock prior to liquidation.
Each share of Series A preferred stock may be converted (a) by the registered holder into shares of our common stock at the conversion price set forth in the above table, subject to adjustment, and (b) by the Company, in the event our common stock trades at an average price of at least 220% of the applicable conversion price over a consecutive ninety (90) day period.
The consent of holders of a majority of each class of our Series A preferred stock is required in order to (a) amend our certificate of incorporation or by-laws to change any of the rights, preferences or privileges of the preferred stock to reduce the dividend rate, reduce the liquidation preference or make the Series A preferred stock redeemable, (b) permit any subsidiary to issue or sell any of its securities (except to Fusion or a wholly-owned subsidiary of Fusion) or sell any of their respective assets, other than at arms’ length at fair market value, or (c) increase or decrease the number of shares of each class of our Series A preferred stock. The consent of holders of each class of Series A preferred stock was obtained in connection with the creation and sale of the Series B-2 preferred stock.

Common Stock Purchase Warrants
We have, from time to time, issued common stock purchase warrants, primarily in connection with prior offerings of our equity securities and our senior debt. The following table provides information concerning our common stock purchase warrants outstanding at December 1, 2016:

Event Requiring Issuance	Total Number of Shares Issuable upon Exercise of Warrants	Term of Warrant	Expiration Date	Per Share Exercise Price (subject to adjustment)
Offering of Series B-2 preferred stock	1,644,354	5 Years	December 31, 2018 and January 24, 2019	$6.25
July 2013 offering of common stock and warrants	237,032	5 Years	Various dates through October 12, 2018	$5.45-$8.50
March 2013 offering of common stock and warrants	382,559	5 Years	Various dates through July 18, 2018	$4.25-$5.50
October 2012 offering of Series B-1 preferred stock	518,989	5 Years	October 22, 2017 and October 24, 2017	$6.83-$7.60
Other warrants	164,014	5-7.5 Years	Various dates through October 15, 2018	$4.25-$10.15

Stock Options

As of December 1, 2016, we have reserved 3,353,784 shares of our common stock for issuance under our equity compensation plans and upon exercise of outstanding stock options.

Listing

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “FSNN”.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Co., New York, New York acts as transfer agent and registrar for our common stock and preferred stock. Its address and telephone number are 17 Battery Place, New York, New York 10004 and (212) 509-4000, respectively.

Anti-takeover Provisions

Our amended and restated certificate of incorporation, our by-laws and Delaware corporate law contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our Board, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board.

Set forth below is a description of the provisions contained in our amended and restated certificate of incorporation, by-laws and Delaware corporate law that could impede or delay an acquisition of control of our company that our Board has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

Fusion is currently authorized to issue a total of 10,000,000 shares of preferred stock. Our amended and restated certificate of incorporation provides that the Board may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the Board could potentially use this preferred stock to preserve control.

Number of Directors

Our amended and restated certificate of incorporation and by-laws provide that the number of directors shall be no less than one, as fixed from time to time by resolution of the Board.

Filling Vacancies

Our by-laws establish that the Board shall be authorized to fill any vacancies arising due to the death, resignation or removal of any director. The Board is also authorized to fill vacancies if the stockholders fail to elect the full authorized number of directors to be elected at any annual or special meeting of stockholders. Vacancies on the Board may be filled by a majority of the remaining directors then in office, even through less than a quorum of the Board, or by a sole remaining director.

Board Action Without Meeting

Our by-laws provide that the board may take action without a meeting if all the members of the Board consent to the action in writing or by electronic transmission. Board action through written consent allows the Board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our by-laws provide that there is no right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the Board.

Stockholder Proposals

Except to the extent required by applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of our stockholders.

Amendments to Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation gives both the directors and the stockholders the power to power to adopt, alter or repeal the by-laws of the corporation. Any adoption, alteration, amendment, change or repeal of the by-laws requires an affirmative vote by a majority of the outstanding stock of the corporation. Any by-law that has been adopted, amended, or repealed by the stockholders may be amended or repealed by the Board, unless the resolution of the stockholders adopting such by-laws expressly reserves to the stockholders the right to amend or repeal it. Any proposal to amend, alter, change or repeal any provision of our amended and restated certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose as well as the affirmative vote of a majority of the voting power of our common stock.

Delaware Law Provisions

We are subject to the provisions of Section 203 of the Delaware corporate law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●
a stockholder who owns 15% or more of its outstanding voting stock (otherwise known as an interested stockholder);
●
an affiliate of an interested stockholder; or
●
an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of a company’s assets.

However, the above provisions of Section 203 do not apply if:

●
the company’s board of directors approves either the business combination or the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;
●
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of that company’s voting stock outstanding at the time the transaction commenced, excluding the shares owned by its officers and directors and the shares contained in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●
on or subsequent to the date of the transaction, the business combination is approved by that company’s board of directors and authorized at a meeting of its stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

SELLING STOCKHOLDERS

Background of the Offering
On behalf of the selling stockholders named in the table below (including their respective successors or permitted assigns, who receive any of the shares covered by this prospectus), we are registering, pursuant to the registration statement of which this prospectus forms a part, 2,431,091 shares of our issued and outstanding common stock.
We are registering the shares being offered under this prospectus pursuant to commitments made by us under the terms of the common stock purchase agreement we executed with the selling stockholders in connection with the private placement described below.

We are registering the shares to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. Additional information relating to sales of the shares offered hereby by the selling stockholders is contained elsewhere in this prospectus under the caption “Plan of Distribution.”
The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus forms a part remains effective, by or for the account of the selling stockholders. After the date of effectiveness of the registration statement of which this prospectus forms a part, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their common stock. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

November 2016 Offering of Common Stock
On November 16, 2016, Fusion sold an aggregate of 2,431,091 shares of its common stock for an aggregate purchase price of $2,795,755, or $1.15 per share. These shares were sold pursuant to the terms of a common stock purchase agreement, dated as of November 14, 2016, with 22 several investors, each of whom is an accredited investor (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933).

The Company has agreed that, not later than December 28, 2016, it would file a registration statement under the Securities Act of 1933 to register resale of the shares on behalf of the selling shareholders. This prospectus forms a part of that registration statement. The common stock purchase agreement requires us to pay liquidated damages to the selling stockholders, in an amount not to exceed 12% of the purchase price of the shares, in the event the registration statement is not timely filed, or if it is not declared effective by the SEC within the prescribed time, or if we fail to maintain the effectiveness of the registration statement during the prescribed period, or if there ceases to be “current public information” about the Company, within the meaning of Rule 144 under the Securities Act of 1933, during the required time period. We have also agreed to certain limitations on issuing shares of our common stock, or securities convertible or exchangeable into our common stock, during the period from the date execution of the common stock purchase agreement until 45 days following the effective date of the registration statement.

Selling Stockholders
The following table sets forth as of the date of this prospectus the:
●
name of each selling stockholder;
●
amount of common stock owned beneficially by each selling stockholder;
●
number of shares that may be offered by each selling stockholder pursuant to this prospectus;
●
number of shares to be owned by each selling stockholder following sale of the shares covered by this prospectus; and
●
percentage of our common stock to be owned by each selling stockholder following sale of the shares covered by this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling stockholder is based upon our books and records, the information provided by our transfer agent and other information that we have determined to be reliable.

Because the selling stockholders identified in the following table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling stockholders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling stockholders will sell all of the shares owned beneficially by them that are covered by this prospectus, but will not sell any other shares of our common stock that they presently own. Unless otherwise indicated in the footnotes, shares in the table refer to shares of outstanding common stock.

Name of Selling Stockholder	Number of Shares Owned Beneficially	Number of Shares Available Pursuant to this Prospectus	Number of Shares Owned After Offering	Percent of Class After Offering
Alfaro, Henry	28,986	28,986	0	0**
Block, Dennis J.	130,435	130,435	0	0**
Brumberger, Alan	263,096(1)	86,957	176,139	1.3
DelGiudice, Michael*	73,814(2)	21,739	52,075	**
DV-FT Holdings, LLC	154,049(3)	86,957	67,092	**
Ferentinos, Peter A.	166,157(4)	86,957	79,200	**
Flecker, David	40,781(5)	21,739	19,042	**
Francine M. Blum Revocable Trust	48,881(6)	13,044	35,837	**
Harris, Kevin	28,986	28,986	0	**
Hartfiel III, William F.	28,986	28,986	0	**
Korman, Bernard J.	483,587(7)	21,739	461,848	**
Mill Road Capital II, L.P.	826,087	826,087	0	4.0
Murphy, Thomas	116,805(8)	45,000	71,805	**
O’Brien, Paul C.*	106,920(9)	86,957	19,963	**
Rosen Matthew*	286,151(10)	21,739	264,412	1.4
Rosen, Marvin*	1,860,403(11)	195,652	1,664,751	8.8
Rubin, William*	211,331(12)	4,348	206,983	1.0
Shapo, Ronald	151,743(13)	21,739	130,004	**
Stern, Jolyon F.	353,587(14)	173,913	179,674	1.4

Technology Opportunity Partners, LP	434,783	434,783	0	2.1
Turits, Philip*	134,487(15)	4,348	130,139	**
Volpert, Barry	208,259(16)	60,000	148,259	**
__________________________________________
* Denotes an affiliate.
** Denotes less than 1% of shares outstanding

(1)
Includes (i) 172 shares of common stock held by trusts for which his wife serves as trustee, (ii) 3,000 shares of common stock issuable upon the exercise of options, (iii) 12,102 shares of common stock issuable upon the exercise of common stock purchase warrants; (iv) 20,000 shares of common stock issuable upon conversion of 100 shares of Series B-2 preferred, and (v) 361 shares of common stock issuable upon conversion of 10 shares of Series A-1 preferred stock and 10 shares of Series A-2 preferred stock. Until October 28, 2016, Mr. Brumberger served as a director of Fusion.

(2)
Includes (i) 3,000 shares of common stock issuable upon the exercise of options, (ii) 7,622 shares of common stock issuable upon the exercise of common stock purchase warrants, of which 3,664 shares are held in the name of Catskill Investor Group, LLC, (iii) 11,380 shares of common stock held in the name of Catskill Investor Group, LLC, (iv) 1,000 shares of common stock issuable upon conversion of 5 shares of Series B-2 preferred stock and (v) 4,202 shares of common stock issuable upon conversion of 75 shares of Series B-2 preferred stock owned by Catskill Investor Group, LLC.

(3)
Includes 16,000 shares of common stock issuable upon the exercise of common stock purchase warrants.

(4)
Includes (i) 60,000 shares of common stock issuable upon conversion of 300 shares of Series B-2 preferred stock, and (ii) 19,200 shares issuable upon exercise of common stock purchase warrants.

(5)
Includes 8,231 shares of common stock issuable upon exercise of common stock purchase warrants.

(6)
Includes 7,650 shares of common stock issuable upon exercise of common stock purchase warrants.

(7)
Includes 100,631 shares of common stock issuable upon exercise of common stock purchase warrants.

(8)
Includes 14,761 shares of common stock issuable upon exercise of common stock purchase warrants.

(9)
Includes (i) 3,000 shares of common stock issuable upon the exercise of options, (ii) 3,200 shares of common stock issuable upon the exercise of common stock purchase warrants, (iii) 10,000 shares of common stock issuable upon conversion of 50 shares of Series B-2 preferred stock and (iv) 1,198 shares of common stock issuable upon conversion of 100 shares of Series A-1 preferred stock.

(10)
Includes (i) 126,627 shares of common stock issuable upon the exercise of options, (ii) 25,592 shares of common stock issuable upon the exercise of common stock purchase warrants, (iii) 15,200 shares of common stock issuable upon conversion of 76 shares of Series B-2 preferred stock, and (iv) 719 shares of common stock issuable upon conversion of 50 shares of Series A-1 preferred stock and 5 shares of Series A-2 preferred stock.

(11)
Includes (i) 314,268 shares of common stock issuable upon the exercise of common stock purchase warrants, (ii) 3,000 shares of common stock issuable upon the exercise of options, (iii) 384,400 shares of common stock issuable upon conversion of 1,922 shares of Series B-2 preferred stock, (iv) 1,610 shares of common stock held by a Delaware Trust Custodian IRA of Mr. Rosen, and (v) 1,201 shares of common stock issuable upon conversion of 50 shares of Series A-1 preferred stock and 25 shares of Series A-2 preferred stock.

(12)
Includes (i) 2,150 shares of common stock issuable upon the exercise of options, (ii) 40,000 shares of common stock issuable upon conversion of 200 shares of Series B-2 preferred stock, and (iii) 44,129 shares of common stock issuable upon the exercise of common stock purchase warrants.

(13)
Includes (i) 1608 shares of common stock issuable upon conversion of 25 shares of Series A-1 preferred stock and 67 shares of Series A-2 preferred stock, and (ii) 22,232 shares of common stock issuable upon exercise of stock purchase warrants.

(14)
Includes (i) 20,000 shares of common stock issuable upon conversion of Series B-2 preferred stock, and (ii) 29,386 shares of common stock issuable upon exercise of common stock purchase warrants.

(15)
Includes (i) 450 shares of common stock held by his wife, (ii) 1,450 shares of common stock issuable upon the exercise of common stock purchase warrants, (iii) 7,100 shares of common stock issuable upon the exercise of options, (iv) 1,000 shares of common stock issuable upon conversion of 5 shares of Series B-2 preferred stock, and (v) 1,022 shares of common stock issuable upon conversion of 25 shares of Series A-1 preferred stock and 30 shares of Series A-2 preferred stock.

(16)
Includes (i) 40,000 shares of common stock issuable upon conversion of 200 shares of Series B-2 preferred stock, and (ii) 42,416 shares of common stock issuable upon the exercise of common stock purchase warrants.

Except as disclosed in the footnotes to the foregoing table, none of the selling stockholders has had any position, office or other material relationship with us in the past three years.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933 with respect to the shares offered by this prospectus, and any profits realized or commissions received may be deemed underwriting compensation.

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 2,431,091 shares of issued and outstanding common stock. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholder will be responsible for any compensation to such broker-dealers or agents.
The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.
The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders will sell their shares of common stock subject to the following:
●
all of a portion of the shares of common stock beneficially owned by the selling stockholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;
●
each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;
●
some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares;
●
in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 and will be required to deliver a copy of this prospectus to any person who purchases any share of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock; and
●
in connection with any other sales or transfers of common stock not prohibited by law.
The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profits realized by the selling stockholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.
 If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statements of which this prospectus forms a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all expenses of the registration of the shares of common stock including, without limitation, SEC filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933 that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution. Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Steven I. Weinberger, P.A., Boca Raton, Florida, will review the validity of the issuance of the shares of common stock, the resale of which is covered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in the registration statement of which this prospectus forms a part by reference from our Annual Report on Form 10-K for the years ended December 31, 2015 and 2014 have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

No expert or counsel named in this prospectus as having prepared or certified any part thereof or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of our common stock was employed on a contingency basis or had or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in us.  Additionally, no such expert or counsel was connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Fusion Telecommunications International, Inc. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
2,431,091 Shares of Common Stock

                    , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable in connection with the registration of the common stock described in the Registration Statement. All such expenses are estimates except for the SEC registration fee. These expenses will be borne by the Registrant.

Item	Company Expense
SEC registration fee	$400.10
Printing and engraving expenses	0.00
Legal fees and expenses	10,000.00
Accounting fees and expenses	5,000.00
Miscellaneous	3,000.00
Total	$18,400.10

Item 15.  Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware allows a corporation to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because he or she is or was a director, officer, employee or agent of the corporation.

A corporation may indemnify against expenses, including attorney’s fees, and against judgments, fines and amounts paid in settlement as part of this suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation and with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, issue or matter as to which the person has been found to be liable to the corporation. The exception is if the court in which this action was brought determines that the person is reasonably entitled to indemnity for expenses which the court deems proper.

Section 145 of the General Corporation Law of Delaware further provides that if a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in the defense of any action, suit, claim or proceeding described above, he or she will be indemnified for expenses, including attorney’s fees, actually and reasonably incurred by him or her.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Fusion pursuant to the foregoing provisions, Fusion has been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Fusion in the successful defense of any action, suit or proceeding, is asserted, Fusion will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy. Fusion will be governed by the final adjudication of this issue.

Fusion’s amended and restated certificate of incorporation contains certain provisions permitted under Delaware law relating to liability of directors. The provisions eliminate director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as a breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Fusion and its stockholders.  Fusion believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

II-1

Item 16. Exhibits.

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC.

Exhibit Number	Description

3.1.1	Amended and Restated Certificate of Incorporation (1)
3.1.2	Amendment No.1 to the Amended and Restated Certificate of Incorporation (2)
3.2	By-Laws (1)
5.1	Opinion and Consent of Steven I. Weinberger, P.A. (includes Exhibit 23.2)*
10.1	Common Stock Purchase Agreement, dated as of November 16, 2016, by and among Fusion Telecommunications International, Inc. and the several purchasers of its common stock (3)
23.1	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm*
23.2	Consent of Steven I. Weinberger, P.A. (included in Exhibit 5.1)*
_______________________ * Filed herewith. (1) Originally filed as an Exhibit to Registration Statement No. 33-120412.

(2) Incorporated by reference to Exhibit 10.59 to the Quarterly Report on Form 10-Q filed on November 14, 2016.

(3) Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on November 18, 2016,

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on December 22, 2016.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer
By:	/s/ Michael Bauer
Michael Bauer
Chief Financial Officer and Principal Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Gordon Hutchins, Jr., acting singly, as the person's true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for the person and in the person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Chairman of the Board of Directors
Marvin S. Rosen

/s/ Matthew D. Rosen	Chief Executive Officer, Principal Executive Officer and Director	December 22, 2016
Matthew D. Rosen

/s/ Philip D. Turits	Secretary, Treasurer and Director	December 22, 2016
Philip D. Turits

/s/ Jack Rosen	Director	December 22, 2016
Jack Rosen

/s/ Paul C. O’Brien	Director	December 22, 2016
Paul C. O’Brien

/s/ Michael J. Del Giudice	Director	December 22, 2016
Michael J. Del Giudice

Director
Larry Blum

/s/ William Rubin	Director	December 22, 2016
William Rubin

INDEX TO EXHIBITS

Exhibit Number	Description

3.1.1	Amended and Restated Certificate of Incorporation (1)
3.1.2	Amendment No.1 to the Amended and Restated Certificate of Incorporation (2)
3.2	By-Laws (1)
5.1	Opinion and Consent of Steven I. Weinberger, P.A. (includes Exhibit 23.2)*
10.1	Common Stock Purchase Agreement, dated as of November 16, 2016, by and among Fusion Telecommunications International, Inc. and the several purchasers of its common stock (3)
23.1	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm*
23.2	Consent of Steven I. Weinberger, P.A. (included in Exhibit 5.1)*
_______________________ * Filed herewith. (1) Originally filed as an Exhibit to Registration Statement No. 33-120412.

(2) Incorporated by reference to Exhibit 10.59 to the Quarterly Report on Form 10-Q filed on November 14, 2016.

(3) Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on November 18, 2016,